UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Great Ajax Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

38983D300
(CUSIP Number)

October 20, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☒    Rule 13d-1(c)

☐    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

(Page 1 of 12 Pages)

CUSIP No. 38983D300	13G	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON Ellington Financial Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,666,666
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,666,666
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,666,666
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1% (1)
12	TYPE OF REPORTING PERSON OO

(1) The percentage set forth in Row 11 of this Cover Page is based on 27,473,413 shares of common stock of Great Ajax Corp. (“Common Stock”) outstanding as of October 20, 2023.

CUSIP No. 38983D300	13G	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Ellington Management Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 273,983
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 273,983
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 273,983
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0% (1)
12	TYPE OF REPORTING PERSON OO

(1) The percentage set forth in Row 11 of this Cover Page is based on 27,473,413 shares of Common Stock outstanding as of October 20, 2023.

CUSIP No. 38983D300	13G	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON EMG Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,940,649
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,940,649
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,940,649
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1% (1)
12	TYPE OF REPORTING PERSON PN

(1) The percentage set forth in Row 11 of this Cover Page is based on 27,473,413 shares of Common Stock outstanding as of October 20, 2023.

CUSIP No. 38983D300	13G	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON VC Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,940,649
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,940,649
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,940,649
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1% (1)
12	TYPE OF REPORTING PERSON OO

(1) The percentage set forth in Row 11 of this Cover Page is based on 27,473,413 shares of Common Stock outstanding as of October 20, 2023.

CUSIP No. 38983D300	13G	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON Michael W. Vranos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,940,649
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,940,649
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,940,649
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1% (1)
12	TYPE OF REPORTING PERSON IN

(1) The percentage set forth in Row 11 of this Cover Page is based on 27,473,413 shares of Common Stock outstanding as of October 20, 2023.

CUSIP No. 38983D300	13G	Page 7 of 12 Pages

Item 1(a).	Name of Issuer:

Great Ajax Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

13190 SW 68th Parkway, Suite 110

Tigard, OR 97223

Item 2(a).	Name of Person Filing:

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Ellington Financial Management LLC (“EFM”);

(ii)	Ellington Management Group LLC (“EMG”);

(iii)	EMG Holdings, L.P. (“EMGH”);

(iv)	VC Investments LLC (“VC”); and

(v)	Michael W. Vranos, a U.S. citizen (“Mr. Vranos”).

This Statement relates to shares of Common Stock held (i) by EF Securities LLC, a Delaware limited liability company (“EFS”) and wholly owned subsidiary of Ellington Financial Inc., a Delaware corporation (“EFC”), and (ii) for the accounts of Crescent II Fund, L.P., a Delaware limited partnership (“CII”), Ellington Mortgage Opportunities Master Fund, Ltd., a Cayman Islands exempted company (“EMO”), Ellington Credit Opportunities, Ltd., a Cayman Islands exempted company (“ECO”), and Ellington Special Relative Value Fund LLC, a Delaware limited liability company (“ESRV” and, together with CII, EMO and ECO, the “Ellington Funds”).

EFM serves as the external manager of EFC. EMG serves as investment adviser to each of the Ellington Funds. EMGH is the sole member of EFM and the majority member of EMG. VC is the manager of EFM, the managing member of EMG, and the general partner of EMGH. Mr. Vranos serves as Co-Chief Investment Officer of EFC and the Chief Executive Officer of EMG, is the largest limited partner of EMGH and is the sole owner and managing member of VC.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 53 Forest Avenue, Old Greenwich, CT 06870.

Item 2(c).	Citizenship:

i. EFM is a Delaware limited liability company;

ii. EMG is a Delaware limited liability company;

iii. EMGH is a Delaware limited partnership;

iv. VC is a Delaware limited liability company; and

v. Mr. Vranos is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

38983D300

CUSIP No. 38983D300	13G	Page 8 of 12 Pages

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a). Amount Beneficially Owned:

As of the date hereof, EFM may be deemed the beneficial owner of 1,666,666 shares of Common Stock. This amount consists of 1,666,666 shares of Common Stock held by EFS, a wholly owned subsidiary of EFC (the “EFS Shares”). As noted above, EFM serves as the external manager of EFC.

As of the date hereof, EMG may be deemed the beneficial owner of 273,983 shares of Common Stock. This amount consists of: (A) 125,408 shares of Common Stock held for the account of CII (the “CII Shares”); (B) 92,016 shares of Common Stock held for the account of EMO (the “EMO Shares”); (C) 32,689 shares of Common Stock held for the account of ECO (the “ECO Shares”); and (D) 23,870 shares of Common Stock held for the account of ESRV (the “ESRV Shares” and, together with the CII Shares, the EMO Shares and the ECO Shares, the “Ellington Fund Shares”). As noted above, EMG serves as investment adviser to each of CII, EMO, ECO and ESRV.

As of the date hereof, each of EMGH, VC and Mr. Vranos may be deemed the beneficial owner of 1,940,649 shares of Common Stock. This amount consists of the 1,666,666 EFS Shares and the 273,983 Ellington Fund Shares. As noted above, EMGH is the sole member of EFM and the majority member of EMG. VC is the manager of EFM, the managing member of EMG, and the general partner of EMGH. Mr. Vranos serves as the Co-Chief Investment Officer of EFC and the Chief Executive Officer of EMG, is the largest limited partner of EMGH and is the sole owner and managing member of VC.

Item 4(b). Percent of Class:

As of the date hereof, EFM may be deemed the beneficial owner of approximately 6.1% of the outstanding shares of Common Stock.

As of the date hereof, EMG may be deemed the beneficial owner of approximately 1.0% of the outstanding shares of Common Stock.

As of the date hereof, EMGH, VC and Mr. Vranos may be deemed the beneficial owner of approximately 7.1% of the outstanding shares of Common Stock.

Item 4(c). Number of Shares as to which such person has:

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Ellington Financial Management LLC	1,666,666	6.1%	0	1,666,666	0	1,666,666
Ellington Management Group LLC	273,983	1.0%	0	273,983	0	273,983
EMG Holdings, L.P.	1,940,649	7.1%	0	1,940,649	0	1,940,649
VC Investments LLC	1,940,649	7.1%	0	1,940,649	0	1,940,649
Michael W. Vranos	1,940,649	7.1%	0	1,940,649	0	1,940,649

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

CUSIP No. 38983D300	13G	Page 9 of 12 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof. EFS and the Ellington Funds listed in Item 2(a) are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock covered by this Statement that may be deemed to be beneficially owned by Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 38983D300	13G	Page 10 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ellington Financial Management LLC

/s/ Daniel Margolis
Name:	Daniel Margolis
Title:	General Counsel

Ellington Management Group LLC

/s/ Daniel Margolis
Name:	Daniel Margolis
Title:	General Counsel

EMG Holdings, L.P.

/s/ Daniel Margolis
Name:	Daniel Margolis
Title:	General Counsel

VC Investments LLC

/s/ Michael W. Vranos
Name:	Michael W. Vranos
Title:	Managing Member

MICHAEL W. VRANOS

/s/ Michael W. Vranos
Michael W. Vranos

Date: October 30, 2023

CUSIP No. 38983D300	13G	Page 11 of 12 Pages

EXHIBIT INDEX

Ex.	Description	Page No.
A	Joint Filing Agreement	12

CUSIP No. 38983D300	13G	Page 12 of 12 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the shares of common stock of Great Ajax Corp. dated as of October 30, 2023 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Ellington Financial Management LLC

/s/ Daniel Margolis
Name:	Daniel Margolis
Title:	General Counsel

Ellington Management Group LLC

/s/ Daniel Margolis
Name:	Daniel Margolis
Title:	General Counsel

EMG Holdings, L.P.

/s/ Daniel Margolis
Name:	Daniel Margolis
Title:	General Counsel

VC Investments LLC

/s/ Michael W. Vranos
Name:	Michael W. Vranos
Title:	Managing Member

MICHAEL W. VRANOS

/s/ Michael W. Vranos
Michael W. Vranos